UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 6)

American HomePatient, Inc.
(Name of the Issuer)

American HomePatient, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Capital Management, L.P.
Strand Advisors, Inc.
James Dondero
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

M. David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, TN 37238-1800 (615) 251-1081	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150 (212) 403-1314
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$997.43
Form or Registration No.:	Schedule TO (File No. 005-42184)
Filing Party:	American HomePatient, Inc.
Date Filed:	July 7, 2010

Item 15. Additional Information
Item 16. Exhibits
SIGNATURE

INTRODUCTION
     This Amendment No. 6 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 by American HomePatient, Inc. (the “Company”), Highland Crusader Offshore Partners, L.P. (“Crusader”), and Highland Capital Management, L.P. (“Highland”), as amended by Amendment No. 1 filed with the SEC on July 22, 2010, Amendment No. 2 filed with the SEC on August 5, 2010, Amendment No. 3 filed with the SEC on August 26, 2010, Amendment No. 4 filed with the SEC on September 7, 2010 and Amendment No. 5 filed with the SEC on September 21, 2010. The Schedule 13E-3 relates to a self-tender offer by the Company to repurchase all shares of its common stock (the “Shares”) at $0.67 in cash per share, which we refer to as the “Offer.” Highland and Crusader did not tender their shares in the Offer. The purpose of the Offer was to redeem as many Shares as possible from shareholders other than Highland in order to concentrate Highland’s percentage ownership in the Company as a first step in the Company becoming 100% owned by Highland. The Schedule 13E-3 was filed in connection with the Offer, which was made upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Company with the SEC on July 7, 2010 (the “Schedule TO”) and subsequently amended on July 22, 2010, August 5, 2010 and August 26, 2010.
     Since the Offer has successfully closed, Highland and Crusader, together with the Company’s other senior lenders, restructured the Company’s secured debt, and the Company repurchased the tendered and not withdrawn Shares at the Offer price of $0.67 per share, net to the seller in cash, without interest and less applicable withholding taxes. Because following the Offer less than 100% of the Shares were held by Highland or Crusader, the Company pursued a second-step merger pursuant to which the remaining Shares not held by Highland or Crusader were exchanged for $0.67 per share, subject to appraisal rights for those shareholders who properly perfect and exercise such rights under Nevada law. On September 20, 2010, the Company filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting of shareholders that was held October 12, 2010. The special meeting was called by the Company’s board of directors for the purpose of obtaining shareholder approval of the second-step merger. The second-step merger having received the necessary shareholder approval at the special meeting, the second-step merger was completed on October 12, 2010. As a result of the second-step merger, the Company is no longer publicly-owned, the Shares will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.
     This Amendment No. 6 amends and restates only the items and exhibits to the Schedule 13E-3 as described below. Unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 6, the information contained in the Schedule 13E-3 remains unchanged.
Item 15. Additional Information
Regulation M-A Item 1011(b)
     (1) Items 1 through 15 of the Schedule 13E-3 are amended and supplemented to include the following information:
“On October 12, 2010, a special meeting of the shareholders of the Company was held for the purpose of considering and approving the proposal to carry out a second-step merger pursuant to the terms of a Plan and Agreement of Merger dated September 2, 2010 (the “Merger Agreement”). 8,628,196 shares of the Company’s common stock, or 80% of the issued and outstanding shares of the Company’s common stock as of the record date for the special meeting, were represented at the meeting. 8,527,243 shares, or approximately 99% of the shares represented at the special meeting, were voted in favor of approving the second-step merger and Merger Agreement. 100,236 shares were voted against the proposal, and 717 of the shares present were not voted.
Having received the necessary shareholder approval and pursuant to the terms of the Merger Agreement, AHPC Merger Co., a Nevada corporation (“Merging Company”), merged with and into the Company effective on October 12, 2010 upon the filing of articles of merger with the Nevada Secretary of State (the “Effective Time”). At such time, Merging Company ceased to have a separate corporate existence, the Company continued as the surviving corporation, each share of common stock of Merging Company issued and outstanding prior to the Effective Time was cancelled (without payment of any consideration therefor), and each share of common stock of the Company (other than shares owned by Highland Capital Management, L.P. and its affiliates) was converted into the right to receive $0.67 per share in cash (without interest and less any withholding taxes).
In addition, and pursuant to the Merger Agreement, each option to purchase common stock of the Company issued and outstanding immediately prior to the Effective Time (“Company Options”) which remained outstanding and unvested immediately prior to the Effective Time immediately vested and became exercisable, all Company Options were immediately cancelled concurrently with the Effective Time, and each holder of a Company Option that was outstanding immediately prior to the Effective Time became entitled to receive an amount in cash equal to the product of (i) the number of shares (or fraction thereof) of Company common stock subject to such Company Option at the time of such cancellation, multiplied by (ii) the positive difference between (A) $0.67, and (B) the per share exercise price of such Company Option. In the event that the per share exercise price of a Company Option exceeded $0.67, such Company Option was cancelled concurrent with the Effective Time without payment therefor.
As of the Effective Time, the Company became a wholly-owned subsidiary of funds managed by Highland Capital Management, L.P. (and is no longer publicly-owned). The shares of the Company’s common stock will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.”
Item 16. Exhibits
Regulation M-A Items 1016(a) through (d), (f) and (g)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

Exhibit
No.	Description
(a)(1)(G)	Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(A)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(B)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(C)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(D)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(E)	Press Release issued by the Company on July 7, 2010 (incorporated by reference to Exhibit (a)(2)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(F)	Preliminary Proxy Statement (incorporated by reference to the Schedule 14A filed by the Company with the SEC on September 7, 2010).

(a)(2)(G)	Definitive Proxy Statement (incorporated by reference to the Schedule 14A filed by the Company with the SEC on September 20, 2010).

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(A)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(B)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(C)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(D)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(E)	Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(F)	Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(G)	Analysis of Raymond James & Associates, Inc. dated March 25, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

(a)(5)(H)	Analysis of Raymond James & Associates, Inc. dated May 19, 2009 (incorporated by reference to Exhibit (a)(5)(viii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

Exhibit
No.	Description
(a)(5)(I)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit (a)(5)(ix) to the Amendment No. 2 to Schedule TO filed by the Company with the SEC on August 5, 2010).

(a)(5)(J)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 5, 2010).

(a)(5)(K)	Press Release dated August 26, 2010 (incorporated by reference to Exhibit (a)(5)(xi) to the Amendment No. 3 to Schedule TO filed by the Company with the SEC on August 26, 2010).

(a)(5)(L)	Press Release dated September 2, 2010 (incorporated by reference to Exhibit (a)(5)(xii) to the Amendment No. 4 to Schedule TO filed by the Company with the SEC on September 2, 2010).

(c)(1)	Opinion of Raymond James & Associates, Inc. dated April 27, 2010 (incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 25, 2010).

(c)(2)	Opinion of Raymond James & Associates, Inc. dated June 30, 2010 (incorporated by reference to Schedule E-2 of the Offer to Purchase).

(d)(1)	Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)	Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)	Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)	Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(8)	Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of the Offer to Purchase).

(d)(10)	Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

Exhibit
No.	Description
(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)	Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)	Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008 (incorporated by reference to Exhibit (d)(17) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(18)	Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson (incorporated by reference to Exhibit (d)(18) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(f)	Sections 300 through 500 of Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Schedule D of the Offer to Purchase).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.

	By:	/s/ Stephen L. Clanton Name: Stephen L. Clanton
Title: Chief Financial Officer and Executive Vice President

Dated: October 12, 2010

HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By: Name:	/s/ James Dondero James Dondero
	Its:	President

Dated: October 12, 2010

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

	By:	Highland Crusader Fund GP, L.P.
	Its:	General Partner

	By:	Highland Crusader Fund GP, LLC
	Its:	General Partner

	By:	Highland Capital Management, L.P.
	Its:	Sole Member

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By: Name:	/s/ James Dondero James Dondero
	Its:	President

Dated: October 12, 2010

STRAND ADVISORS, INC.

	By: Name:	/s/ James Dondero James Dondero
	Its:	President

Dated: October 12, 2010

JAMES DONDERO

	By:	/s/ James Dondero
Dated: October 12, 2010